MC

08029951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laguna Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 N. First Street
(No. and Street)

San Jose, (City) CA (State) 95112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Alonzo 408 295-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
B MAR 24 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Ye
(Name – *if individual, state last, first, middle name*)

161 Stevie Ct. (Address) Fremont (City) CA (State) 94539 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/21

OATH OR AFFIRMATION

I, Yun Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CPA

Title

Notary Public

LYNN A. SIMON
COMM. NO. 1782420
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SANTA CLARA
COMM. EXPIRES NOV. 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alex Alonzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN A. SIMON
COMM. NO. 1782420
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SANTA CLARA
COMM EXPIRES NOV. 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAGUNA FINANCIAL CORPORATION

AUDITED
FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

LAGUNA FINANCIAL CORPORATION

CONTENTS:

Yun Ye, CPA
Fremont, California

Accountant's Audit Report

Board of Directors
Laguna Financial Corporation
650 North First Street
San Jose, CA 95112

I have audited the accompanying balance sheet of Laguna Financial Corporation as of December 31, 2007, and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Laguna Financial Corporation as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules and reports on pages 8 through 12 are presented for purposed of additional analysis and are not a required part of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 25, 2008

LAGUNA FINANCIAL CORPORATION
Balance Sheet
For the year ended December 31, 2007

Assets		
Current Assets		
Cash	$	1,495
Accounts Receivable		19,872
Prepaid Expense		
Loan Receivable		311,666
Total Current Assets		333,033
Securities Owned		
Marketable, at market value		145,447
Not readily marketable, at estimated fair value		22,240
Total investment in Securities		167,687
Property & Equipment		
Equipment & Vehicle		
Less Accumulated Depreciation value		
Net property & Equipment		-
Deposit		300
Total Assets	$	501,020
Liabilities & Stockholders Equity		
Current Liabilities		
Accounts Payable	$	6,750
Margin Account		92,499
Income Tax Payable		800
Payroll Tax Payable		168
Pension payable		-
Total Current Liabilities		100,217
Long-term Liabilities		
Total Long-term Liabilities		-
Total Liabilities		100,217
Stockholders Equity		
Common Stock, no par value, 1,000 shares authorized		
200 shares issued & outstanding		42,000
Retained Earnings		358,803
Total Stockholders Equity		400,803
Total Liabilities and Stockholders Equity	$	501,020

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Income
For the year ended December 31, 2007

Revenue		
Commissions	$	158,193
Dividend Income		14,528
Interest Income		3
Partnership Distritution		4,298
Realized gain (loss) sale of investments		21,000
Unrealized holding gain (loss) on investments		(12,275)
Total Revenue		185,746
Operating Expenses:		
Administrative	$	3,000
Bank Charges		207
Client cost		-
Dues & subscriptions		1,470
Filing Fees		25
Interest		6,369
License		-
Profit Sharing		18,937
Penalty		202
Rent		6,000
Salary		82,000
Supplies		370
Taxes/payroll		6,865
Telephone/Utilities		1,097
Total Operating Expense		126,541
Net Income (loss) before Income Taxes		
Income Taxes (Note 5)		
Taxes- Federal		-
Taxes- State		800
Total Income Taxes		800
Net Income	$	58,405

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2007

Balance December 31, 2005	$	342,398
Net Income (Loss) for the year		58,405
Balance December 31, 2006	$	400,803

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities:	
Net Income (Loss)	58,405
Adjustments to reconcile net income to net cash provide by operating activities	
Depreciation	
Gain on sale of investments	(21,000)
Unrealized loss on investment	12,275
(Increase)Decrease in:	
Accounts Payable	6,750
Accounts Receivable	1,538
Prepaid Expense	-
Other Payable	(5,599)
Income Tax Payable	-
Total Adjustment	(6,035)
Net Cash Provided by Operating	52,370
Cash flows from investing activities:	
Purchase of marketable securities	(154,603)
Proceeds from sale of marketable securities	131,968
Increased (Reduced) Margin Account	22,645
Capital expenditures	-
Net cash provided by (used in) investing activities	9
Cash flow from financing activities:	
Loan Receivable	(52,328)
Long term borrowing	-
Net cash provided by financing activities	(52,328)
Net change in cash and equivalents	51
Net cash and equivalents, beginning 12/31/2006	1,444
Net cash and equivalents, ending 12/31/2007	1,495

Supplemental disclosure of Cash Flow information	
Cash paid during the year for	
Income taxes	800
Interest	6,369

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

1. SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Organization – the company was incorporated on March 6, 1987, pursuant to the laws of California to engage principally in the business of Securities Dealer/Broker.

Accounting Method – Income and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred.

Property and Equipment – Property and equipment are stated at cost. The company depreciates its property and equipment using the straight line method base on the estimated useful lives of the assets.

Investment in Marketable Securities – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) in included in income.

Aggregate Cost	Aggregate Market Value	Difference
$152,112	$164,387	$12,275

2. PENSION AND PROFIT SHARING PLAN

The Company's Pension Plan was terminated. Under the remaining Profit Sharing Plan, the firm is permitted to contribute a maximum of 25% of the compensation of each active participant. The contributions to the Profit Sharing Plan are discretionary.

3. CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For the year ended December 31, 2007, the minimum net capital requirement of the Company was $5,000. At December 31, 2007, the company had net capital of $7,904.

4. RELATED PARTY TRANSACTIONS

The company's accounting books and records and income tax returns are maintained and prepared by Alex Alonzo Accountancy Corporation (AAAC), which is 100% owned by the sole shareholder of Laguna Financial Corporation. The company pays AAAC $750 per month for administrative and facility expense.

The company has loan receivable of $311,366 from Alex Alonzo, who is the sole shareholder of Laguna Financial Corporation.

5. INCOME TAXES

The company has made S Corporation election effective at year ended 12/31/2001. In general, S Corporation does not pay any federal income tax. Shareholders of the S Corp. must report their shares of corporation income and deductions on their own tax returns. The income tax provision consists of the following

Current tax provision:	
State Income Tax	$ 800

6. SEC RULE 15-C-3-3 EXEMPTION

The company is exempt from SEC Rule 15C-3-3 by virtue of the fact that pursuant to Section 15C-3-3(K0-2ii), the firm holds no customer securities or customer funds.

SUPPLEMENTAL SCHEDULES AND REPORTS

February 25, 2008

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, no material inadequacies were found to exist in regard to the Laguna Financial Corporation Financial Statements, for the year ended December 31, 2007 is accurate.

Yun Ye
Certified Public Accountant

2/25/08

Date

LAGUNA FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
For the year ended December 31, 2007

Net Capital	
Total Stockholder's Equity	$ 400,803
Deduct Stockholders' Equity not allowable	-
Total Stockholder's Equity Qualified for Net Capital	400,803
Add	
A. Liabilities subordinate to claims of general creditors allowable in computation of net capital	
B. Other (deductions)of allowable credits -	
Total capital and Allowable Subordinated Liabilities	400,803
Deductions and/or Charges	
A. Non-allowable assets	(352,183)
Security not readily marketable	-
Exchange membership	
Furniture, equipment and leasehold imp.	
Other assets	-
	48,620
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities - proprietary capital charges	
D. Other deductions and/or charges	
Net Capital before Haircuts on Securities Positions	48,620
Haircut on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	
C. Trading and investment securities	
1 Exempt securities	
2 Debt securities	
3 Options	
4 Other securities	(21,817)
D. Undue concentrations	(18,899)
E. Other	
Net Capital	7,904

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Reconciliation of Net Capital Per Audit to Net Capital Per Focus
For the year ended December 31, 2007

	Per Audit	Per Focus	Difference
Net Capital			
Total Stockholder's Equity	$ 400,803	$ 401,603	$ (800)
Deduct Stockholders' Equity not allowable	-	-	-
Total Stockholder's Equity Qualified for Net Capital	400,803	401,603	(800)
Add			
A. Liabilities subordinate to claims of general creditors allowable in computation of net capital			
B. Other (deductions)of allowable credits -			
Total capital and Allowable Subordinated Liabilities	400,803	401,603	(800)
Deductions and/or Charges			
A. Non-allowable assets	(352,183)	(352,183)	-
Security not readily marketable			-
Exchange membership			
Furniture, equipment and leasehold imp.	-	-	-
Other assets			-
	48,620	49,420	(800)
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities - proprietary capital charges			
D. Other deductions and/or charges			
Net Capital before Haircuts on Securities Positions	48,620	49,420	(800)
Haircut on securities			
(computed, where applicable, pursuant to rule 15c3-1(f))			
A. Contractual securities commitments			
B. Deficit in securities collateralizing secured demand notes			
C. Trading and investment securities			
1 Exempt securities			
2 Debt securities			
3 Options			-
4 Other securities	(21,817)	(21,817)	
D. Undue concentrations	(18,899)	(18,899)	-
E. Other			
Net Capital	7,904	8,704	(800)

See accompanying auditor's report and notes to financial statements

February 25, 2008

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, the balance sheet of Laguna Financial Corporation, as of December 31, 2007, and the related statements of income, retained earnings, and statement of cash flow for the period January 1, 2007 to December 31, 2007, in conformity with generally accepted accounting principles.

My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

I further affirm that neither the company nor any employee has a financial interest in Laguna Financial Corporation as of December 31; 2007.

Yun Ye
Certified Public Accountant

2/25/08
Date

END